
Mail Stop 4631

March 23, 2017

Via E-mail
Scott Montross
Northwest Pipe Company
5721 SE Columbia Way, Suite 200
Vancouver, WA 98661

>   **Re: Northwest Pipe Company**
>   **Registration Statement on Form S-3**
>   **Filed March 17, 2017**
>   **File No. 333-216802**

Dear Mr. Montross:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Part III of your annual report on Form 10-K for the fiscal year ended December 31, 2016 incorporates by reference portions of your definitive proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

2. We note that you indicate that your Statement of Eligibility of Trustee under the Indenture will be filed by amendment or incorporated by reference to a report filed under the Exchange Act. Please note that each Form T-1 must be separately filed under the electronic form type "305B2". You may not incorporate by reference a Form T-1 from another filed document. Refer to Interpretation 206.01 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Via E-mail
       Gregory E. Struxness, Esq.